Part III: Manner of Operations

  Item 10: Opening and Reopening

  a.   Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Trading in Instinct X begins after the opening or re-opening print on the primary listing exchange for a security. Orders and conditional placements are priced, prioritized, matched, and executed consistent with the crossing priority described in Part III, Items 9 and 11, and in Part III, Item 17 for IXCC Orders. Instinct X does not employ any special opening or re-opening processes, auctions or order types. Conditional placement message functionality begins after the opening or re-opening print on the primary listing exchange for a security.

  b.   Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

  ☒ Yes   ☐ No

  c.   Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Unexecuted orders and conditional placements are handled at the start of regular trading as described in Part III, Item 10(a) above. In the event of a regulatory halt, unexecuted orders and conditional placements will reside in Instinct X until the halt is lifted and the primary listing exchange resumes trading in the stock; however, conditional placement Firm-Up messages can lapse during a stoppage of trading as a function of the expiration of the Firm-Up timer and no new messages will be sent. Instinct X will not execute a firmed-up order during a regulatory halt even if Instinct X already generated a Firm-Up Invite before the halt. With respect to Trajectory Orders, in the event of a regulatory halt, any unexecuted quantity is cancelled back and the match is cancelled. With respect to IXCC Orders, in the event of a regulatory halt, any orders will reside in Instinct X for potential matching and/or execution until the halt is lifted, except that if the halt causes the primary listing market for the relevant NMS Stock not to disseminate an official closing price by 5:00 P.M. Eastern Time, the orders will be cancelled back at that time.

  d.   Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?

  ☒ Yes   ☐ No

e.   Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?

☐ Yes   ☒ No

Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

a.   Provide a summary of the structure of the NMS Stock ATS
marketplace (e.g., crossing system, auction market, limit order
matching book) and explain the means and facilities for bringing
together the orders of multiple buyers and sellers on the NMS
Stock ATS.

**Generally, Instinct X is an NMS Stock ATS that operates within BofAS as part of the
GBAM Division of BAC and offers matching services in all NMS Stocks. Specifically,
Instinct X is a crossing system that (for other than IXCC and Trajectory Cross) matches
non-displayed orders based on a Price/Client Segment/Time priority and Subscriber
selected order attributes. Instinct X also supports conditional placement trading interest as
described in Part III, Item 9, which allows a Subscriber to place non-firm trading interest
into Instinct X for matching through a Firm-Up process. Instinct X will establish a
non-displayed "book" (subject to further discussion in Part III, Item 15) for orders and
conditional placements, respectively, for each security made available for matching (the
book is the conceptual file that maintains all individual orders or conditional placements
deemed eligible for crossing in a particular security). Instinct X also accepts IXCC Orders
designated for the IXCC. IXCC Orders and their handling are discussed below in Part III,
Item 17. Instinct X also offers a Trajectory Cross, which matches non-displayed orders and
conditional placements based on Order vs. Conditional Placement/Client Segment/Ratio of
Order Size to Duration/Time priority and Subscriber selected order attributes. Trajectory
Orders can only match with other Trajectory Orders.**

b.   Are the means and facilities required to be identified in Item 11(a)
the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

c.   Explain the established, non-discretionary rules and procedures of
the NMS Stock ATS, including order interaction rules for the
priority, pricing methodologies, allocation, matching, and
execution of orders and trading interest, and other procedures
governing trading, such as price improvement functionality, price
protection mechanisms, short sales, locked-crossed markets, the
handling of execution errors, and the time-stamping of orders and
executions.

**Instinct X evaluates each Subscriber incoming order and conditional placement to
determine whether: (i) the Instinct X system is available for trading and (ii) the symbol is
available for trading. If so, Instinct X assesses the market conditions applicable to each
order or conditional placement including: (i) the availability of market data (updated in
real-time), (ii) the symbol's trading status (updated in real-time), (iii) whether the time is
within Instinct X's trading hours (see Part III, Item 4), and (iv) whether the bid/ask spread
is smaller than the maximum value set by BofAS for the particular security and the**

particular time interval. If the market conditions are acceptable, Instinct X then evaluates each order's or conditional placement's Subscriber required attributes.

IXCC Orders and their handling are discussed below in Part III, Item 17.

This section first discusses non-Trajectory Orders, then separately discusses Trajectory Orders, then discusses aspects of the ATS operations applicable to both.

NON-TRAJECTORY ORDERS

PRIORITY Instinct X will match orders based on Price/Client Segment/Time priority, in order of precedence. First, Instinct X will consider price and will prioritize the more conservative of the Limit and Relative Price defined in any peg instruction. Next, Instinct X will consider the Client Segment for equally priced orders. Specifically, orders in a lower-numbered Client Segment will have priority over orders in a higher-numbered Client Segment (as defined in Part III, Item 13). After assessing the price and Client Segment of an order, Instinct X will consider the time it received the order and will prioritize orders received earlier in time. Instinct X will match conditional placements based on Price/Quantity/Time priority, in order of precedence. When multiple same side conditional placements have an identical price, Instinct X determines execution priority based on the order's quantity, followed by the time of order receipt in Instinct X. A Subscriber's use of the MinQty, Post Only, or Volatile Quote Protection attributes, or the Discretionary Order Types, as defined in Part III, Item 7, may also affect an order's or conditional placement's priority. For example, an incoming order that would match with a resting order based on Price/Client Segment/Time but that does not meet the resting order's MinQty would not result in a match. Similarly, an incoming order that would match with a resting order based on Price/Client Segment/Time but that is marked Post Only would not result in a match. A Subscriber's election not to interact with a particular Client Segment (see Part III, Item 14) could also prevent an order or a conditional placement that otherwise satisfies matching criteria, including priority criteria, from matching. To the extent an incoming order or conditional placement is prevented from matching with a resting order or conditional placement by one of these order attributes, Instinct X would look for other potential matches with resting orders or conditional placements, using the priority rules described above. If no match is identified, the incoming order or conditional placement will be added to the Instinct X order book.

PRICE IMPROVEMENT Instinct X offers Subscribers the ability to choose price protection mechanisms in the form of the following pegged orders: (i) MIDPOINT PEG -- an order that is pegged to the midpoint of the BBO; (ii) PRIMARY PEG -- an order that is pegged to the BBO on the same side of the market (i.e., near touch); and (iii) MARKET PEG -- an order that is pegged to the BBO on the opposite side of the market (i.e., far touch). Instinct X will split price improvement equally between counterparties within the

bounds of the BBO for two limit orders with overlapping limit prices. If the calculated midpoint between the two orders falls outside the BBO, the execution price will be the outer bound of the BBO. Instinct X will treat a resting midpoint pegged order as a limit order and will split price improvement equally between counterparties when executing against an opposite limit priced order. Similarly, Instinct X will treat a far side pegged order as a limit order and will split price improvement equally between counterparties when executing against an opposite limit priced order as well as a resting midpoint pegged order. For example, Instinct X will split price improvement and execute halfway between the midpoint of the BBO and the far side bid or offer when a resting midpoint pegged order crosses with a far side pegged order. Instinct X will not provide price improvement to a market order when matching against a limit order and will instead execute such orders at the assigned limit price. For example, Instinct X will execute a resting midpoint pegged order and a market order at the midpoint of the BBO assuming the realized pegged price is more conservative than any specified absolute limit on the midpoint pegged order. Additionally, because Instinct X treats an order pegged to the far side as a limit order, Instinct X will execute at the far side and will not provide price improvement when matching a market order and a resting order pegged to the far side.

TRAJECTORY ORDERS

PRIORITY Instinct X will match Trajectory Orders on a Order vs. Conditional Placement/Client Segment/Ratio of Order Size to Duration/Time basis. First, firm orders will have priority over conditional placements. Then, with respect to prioritization by Client Segment, Trajectory Orders in a lower-numbered Client Segment will have priority over Trajectory Orders in a higher-numbered Client Segment. If both Trajectory Orders are from the same Client Segment, Instinct X will consider the ratio of size (number of shares) of the Trajectory Order to duration of the Trajectory Order--the largest ratio will take priority. If both Trajectory Orders have the same Client Segment and Ratio of Order Size to Duration, the Trajectory Order received earliest-in-time will have priority. A Subscriber's use of the MinQty or Minimum Match Duration attributes, as defined in Part III, Item 7, may also affect a Trajectory Order's priority. For example, an incoming order that would match with a resting order other than with respect to the resting order's MinQty would not result in a match. Similarly, an incoming Trajectory Order that would otherwise match against a resting Trajectory Order based on Order vs. Conditional Placement/Client Segment/Ratio of Order Size to Duration/Time but that has a Minimum Match Duration that is longer than the resting Trajectory Order's duration would not result in a match. A Subscriber's election not to interact with a particular Client Segment (see Part III, Item 14) could also prevent a Trajectory Order that otherwise satisfies matching criteria, including priority criteria, from matching. To the extent an incoming Trajectory Order is prevented from matching with a resting Trajectory Order by one of these order attributes, Instinct X would look for other potential matches with resting Trajectory Orders, using the priority rules described above. If no match is identified, the incoming Trajectory Order will be added to the order book.

MATCHING If two firm Trajectory Orders match based on the above prioritization, they will be matched for the order quantity executable over the shortest duration. For example, if a buy order for 500 shares with a five minute duration matches with a sell order for 1000 shares with a two minute duration, the match quantity will be (2/5)* 500 shares, or 200 shares, and the duration of the match will be two minutes. Any unpaired quantity will be cancelled back after the paired quantity is executed. In the foregoing example, after two minutes and the execution for 200 shares, the buy order will receive a cancel for 300 shares and the sell order will receive a cancel for 800 shares.

If a firm Trajectory Order to buy (or sell) is matched with a conditional Trajectory Order to sell (or buy), Instinct X will send a Firm-Up Invite to the conditional Trajectory Order. If the conditional Trajectory Order sends a Firm-Up Accept, then the firm Trajectory Order and the conditional Trajectory Order are considered matched and will not match against any new incoming firm or conditional Trajectory Orders. If a firm Trajectory Order is matched with a conditional Trajectory Order, and the conditional Trajectory Order does not firm-up, the firm Trajectory Order will remain on the book eligible for crossing. If a firm Trajectory Order to buy (or sell) is matched with a conditional Trajectory Order to sell (or buy) and while waiting for the conditional Trajectory order to firm up, another firm Trajectory Order to sell (or buy) comes in, the firm Trajectory Order to buy (or sell) will be matched with the firm Trajectory Order to sell (or buy), and the firm-up Trajectory Order to sell (or buy) received after that will be cancelled back. If a firm Trajectory Order to buy (or sell) is matched with a conditional order to sell (or buy), and while waiting for the conditional Trajectory Order to firm up, another conditional Trajectory Order to sell (or buy) comes in, the firm Trajectory Order to buy (or sell) will not match against the new conditional order.

If two conditional Trajectory Orders match based on the above prioritization, both sides will be sent a Firm-Up Invite. The Firm-Up Invite will show the duration period for the match, which is the shorter of the two orders' duration periods. The Firm-Up Invite will also show the original order quantity for the respective order (neither side will receive the other's order quantity, or the matched order quantity). If both sides send a Firm-Up Accept within the Firm-Up preset period, the orders will be matched for the lesser order's quantity and the order duration contained in the Firm-Up Invite. If either side does not send a Firm-Up Accept in response, both orders will be cancelled. Any unpaired quantity is effectively cancelled via system-generated restatements sent after the receipt of Firm-Up orders. For example, if a 10,000-share conditional buy Trajectory Order with a duration of five minutes matches with a 5,000-share conditional sell Trajectory Order with a duration of ten minutes, and both Subscribers send Firm-Up Accepts, the system will send a restatement confirming a 5,000-share match with a duration of five minutes, which has the effect of cancelling back the remaining 5,000 shares of the conditional buy Trajectory Order.

Like conditional placements, as described in Part III, Item 9, the Trajectory Order Firm-Up Invite preset period is 100 milliseconds. The duration of Firm-Up Invites is

configurable only by BofAS and can be adjusted based on the ATS Working Group's periodic review of overall performance of conditional placements in Instinct X and the amount of time it takes counterparties to Firm-Up.

INTERVAL CALCULATIONS Long duration Trajectory Orders receive multiple executions at intervals throughout the duration of the order. The minimum interval will be four minutes and the maximum interval will be six minutes across all symbols. Each interval will be a random length between the minimum and maximum, as determined by BofAS. The number of intervals will be based on how many random intervals can fit into the duration of the order. At the end of each interval, Instinct X will confirm there were at least 3 trades in the market during the course of the interval. If there have been at least 3 trades, an execution for that interval will be printed at the VWAP price for that interval. If there have been fewer than 3 trades, there will be no execution for that interval, which will roll into the next interval.

If a short duration order is disrupted due to a market-wide halt, a stock-level halt, an ATS-level halt, a manual system intervention, or because the trading day ended, the order will be cancelled with no fill. If a long duration order is disrupted due to a market-wide halt, a stock-level halt, an ATS-level halt, a manual system intervention, or because the trading day ended, the current and any subsequent intervals will be cancelled with no fill. Fills for intervals that completed before the disruption will not be cancelled.

If the handling of a short duration order is interrupted for any reason other than the specific disruptions listed in the preceding paragraph (e.g., an order becomes non-marketable or one Subscriber cancels their order), Instinct X will determine the VWAP up to the time of the interruption and provide an execution at that price for a pro rata quantity of shares, and the remaining portions of the order will be cancelled. If the handling of a long duration order is interrupted mid-interval for any reason other than the specific disruptions listed in the preceding paragraph (e.g., an order becomes non-marketable or one Subscriber cancels their order), Instinct X will determine the VWAP for the interval up to the time of the interruption and provide an execution at that price for a pro rata quantity of shares, and the remaining portion of the interval and any subsequent intervals will be cancelled. Fills for intervals that completed before the interruption will not be cancelled.

Subscribers may cancel short or long duration orders at any point before they are fully executed or cancelled back by the system, including before and after they are matched.

PRO RATA AND CURVE INSTRUCTIONS Subscribers who send long duration Trajectory Orders elect whether the execution quantity for each interval will be determined on a pro rata basis or a curve basis, or both. Trajectory Orders with a pro rata only instruction will only match with other pro rata orders. Trajectory Orders with a curve only instruction will only match with other curve orders. Trajectory Orders with a "both" instruction can match with either pro rata or curve orders. Where two orders are marked "both," (i) if neither order contains a curve volume distribution (as described further later in this paragraph), then the orders will be handled on a pro rata basis; (ii) if one order contains a curve volume distribution, then the orders will be handled on a curve basis and the sole volume distribution provided will be used; (iii) if both orders contain volume distributions for a curve, then the orders will be handled on a curve basis, and the orders will be executed using the curve submitted by the client with the lowest Client Segment (if both parties are in the same Client Segment, Instinct X will average both parties' curves). If the order is executed on a pro rata basis, the quantity of each execution in a given interval will be based on the proportional time remaining in the duration of the order. For example, by the time an order is halfway through the duration, the executed order quantity will be approximately one-half of the total match quantity. If the Subscriber elects a curve basis, the Subscriber must also submit a volume distribution that shows what percentage quantity of the total order quantity the Subscriber would like to see executed in each decile of the duration. For example, if the Subscriber submits a volume distribution of 5,5,5,5,10,20,20,20,5,5, the Subscriber is saying that in the first 10th of the order's duration, 5% of the total order quantity should be executed; by halfway through the order, 30% of the total order quantity should be executed. To the extent that some or all of the specified order quantity cannot be executed in a given decile, Instinct X will seek to execute such unexecuted quantity in the next decile (along with that decile's specified quantity). In the event that two Trajectory Orders with a curve instruction match, the orders will be executed using the volume distribution submitted by the client with the lowest Client Segment. If both parties are in the same Client Segment, Instinct X will average both parties' volume distributions. (As noted above, if two Trajectory orders with a "both" instruction match, and only one provides a volume distribution, that volume distribution will be used; if both provide volume distributions, the orders will be executed using the curve submitted by the client with the lowest Client Segment and, if both parties are in the same Client Segment, Instinct X will average both parties' curves.)

DECAY INSTRUCTION As described above, Subscribers can include an optional instruction to allow an unmatched Trajectory Order to "decay," meaning that the time elapsed before pairing will count toward the duration of the order. For example, if a Trajectory Order with the decay instruction enabled is sent with a duration of 120 minutes, and it is matched at time of receipt plus 10 minutes, the maximum duration for the match is 110 minutes.

BOTH NON-TRAJECTORY ORDERS AND TRAJECTORY ORDERS

COMPLIANCE WITH VARIOUS FEDERAL SECURITIES REQUIREMENTS Instinct X does not accept short sale or "short exempt" orders for the IXCC. Otherwise, Instinct X is designed to operate in compliance with the requirements of Reg SHO when accepting and/or executing orders and conditional placements. With the exception of Trajectory

Orders, in accordance with Rule 201 of Reg SHO, once a circuit breaker has been triggered, the short sale price test restriction will apply to short sale orders and conditional placements in that security for the remainder of the day and the following day, unless an exemption applies. With respect to Trajectory Orders, Instinct X will reject any short sell Trajectory Orders received after a circuit breaker has been triggered. If a circuit breaker is triggered while matched Trajectory Orders are pending (i.e., a short duration order has not been executed yet or a long duration order is mid-interval), Instinct X will determine the VWAP for the short duration order or the interval, as applicable, up to the time the circuit breaker has been triggered. If the VWAP price is greater than the NBB, the orders will receive an execution at that price and the remaining portions of the orders will be cancelled. If the VWAP price is less than or equal to the NBB, the orders will receive an execution at the NBB plus one minimum pricing variation and the remaining portions of the orders will be cancelled. The quantity of the execution will be determined by reference to the proportion of the duration of the match period/interval that elapsed before the Rule 201 circuit breaker was triggered. Instinct X accepts orders and conditional placements marked as "short exempt" from broker-dealer Subscribers.

Instinct X will accept but not cross orders or conditional placements, including those marked Post Only, in a locked or crossed market environment (except for IXCC and Trajectory Orders). Because IXCC and Trajectory Orders are not priced by reference to the continuous limit order book, they can be matched and executed without regard to a locked or crossed market state. Similarly, Instinct X will only cross orders and conditional placements if Limit Up/Limit Down ("LULD") bands are being disseminated and the proposed crossing price is within the LULD bands (except for IXCC Orders). With respect to IXCC Orders, if a LULD halt ~~is in effect during any portion of the time period between the IXCC Offset Time and the time the official closing price is disseminated by~~ causes the primary listing market for the relevant NMS Stock~~, the IXCC Orders~~ not to disseminate an official closing price by 5:00 P.M. Eastern Time, the orders will be cancelled back ~~unexecuted~~ at that time. If a LULD halt is in effect at the time an IXCC Order is received but lifted before ~~the IXCC Offset~~ 5:00 P.M. Eastern Time, the IXCC Order will be eligible for matching and execution in the IXCC. With respect to Trajectory Orders, if a LULD comes into in effect during the Order's duration, any unexecuted portion of the Trajectory Order will be cancelled back unexecuted. Instinct X will not execute orders or firmed-up conditional placements in a security subject to a LULD trading pause or regulatory halt. Pursuant to applicable rules, Instinct X will only resume crossing once trading has commenced on the primary listing exchange and LULD price bands are available.

BofAS handles execution errors occurring within Instinct X in accordance with the Firm's Errors and Error Correction Transactions Policy ("Error Policy"). The Error Policy applies to bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at clearly erroneous prices). BofAS handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. The Error Policy requires that bona fide errors involving Instinct X be recorded in BofAS error accounts and reported to the ATS Supervisor. Bona fide errors can be raised by Clients to BofAS sales traders or identified by BofAS. After evaluating the

activity to confirm it is a bona fide error, the ATS Supervisor or the ET Supervisor can correct the error in a manner that attempts to place the Subscriber in the same position had the error not occurred. The ATS supervisor or delegate reviews execution errors daily or as they occur to ensure that they are handled in accordance with BofAS procedures. Instinct X time stamps orders upon receipt in the ATS and executions at the time they occur in accordance with applicable CAT and trade reporting rules. Instinct X determines queue position by new order receipt time and updates queue positions in connection with an amendment to the specified price, an increase in quantity, a change/addition to the pegging instruction (a pegged order will maintain its queue position based on changes to the BBO unless there is action taken with respect to pegging instructions), a change to the time in force designation, or an update to MinQty. Instinct X will maintain an order's and conditional placement's queue position when the Subscriber amends the order or conditional placement to reduce the quantity.

d.   Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

Part III: Manner of Operations

Item 14: Counter-Party Selection

a.   Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

☒ Yes   ☐ No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can request that their orders, other than IXCC Orders, and conditional placements only interact with particular counterparty segment classifications, as described in Part III, Item 13. Subscribers cannot make counterparty segment classification selections for IXCC Orders. For other orders and conditional placements, Subscribers can select the particular segment classifications with which they do and do not want to trade. Indirect Subscribers can submit segment classification restriction requests through the Sales team. Indirect Subscribers can request that a particular segment classification restriction be applied to all of their orders or that a particular segment classification be applied to only their day orders (not IOC orders). These requests can only be implemented by a BofAS employee and are implemented after normal trading hours. To the extent an Indirect Subscriber requests both overall and day-only segment classification restrictions, in the event of a conflict, the overall restriction will take priority. Direct Subscribers can request through the Sales team that a particular segment classification restriction be applied to their day orders (not IOC orders). Such requests can only be implemented by a BofAS employee and are implemented after normal trading hours. Direct Subscribers can also apply a segment classification restriction on an order-by-order basis via FIX message. To the extent a Direct Subscriber has both a day-only segment classification restriction and applies an order-specific segment classification restriction via FIX, the order-specific segment classification restriction will take precedence. Subscribers can request an analysis specific to their order flow (i.e. counterparty segment interaction) from a BofAS Sales employee.

In addition to segment classification restrictions, Subscribers can also or alternately preclude their orders and conditional placements (including IXCC Orders) from interacting with the principal orders or conditional placements of BofAS or principal orders or conditional placements of BofAS Affiliates via a principal order exclusion, as described in Part II, Item 3.

Subscribers can also preclude their orders (including IXCC Orders) and conditional placements from interacting with other orders and conditional placements based on order

quantity by using the MinQty attribute. Subscribers can use MinQty to exclude their orders and conditional placements from interacting with other orders or conditional placements on the basis of order arrival and residual (leaves) quantity. Subscribers can also elect to apply a Post Only attribute to their orders (other than IXCC Orders) or conditional placements. This attribute would exclude orders from interacting with preexisting orders or conditional placements if the incoming order would remove resting liquidity on the book. Subscribers communicate these order attribute-based restrictions via FIX messages. A Subscriber's use of Volatile Quote Protection may also prevent otherwise compatible orders (other than IXCC Orders) from matching. Subscribers sending Trajectory Orders can also use the Minimum Match Duration attribute to exclude their Trajectory Orders from interacting with other Trajectory Orders on the basis of match duration. Subscribers electing to use a MinQty attribute also may choose to have that attribute enforced with respect to certain Segment Classifications and ignored with respect to others.

By default, Instinct X applies a self-cross prevention feature which prevents a Subscriber order (including IXCC Orders) or conditional placement from crossing against an order or conditional placement originating from the same Subscriber. ~~Broker-dealer~~ Subscribers ~~can~~may not opt out of the self-cross prevention feature ~~by contacting their sales and/or coverage personnel~~.

> b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?
>
> ☒ Yes ☐ No

Part III: Manner of Operations

Item 17: Closing

a.   Are there any differences between how orders and trading interest are treated on the NMS Stock ATS during the close and how orders and trading interest are treated during regular trading hours?

☒ Yes   ☐ No

If yes, identify and explain the differences as compared to the information provided in the relevant Part III Items of this form.

Instinct X accepts IXCC Orders for matching and execution in the IXCC. IXCC Orders must contain one of the following combinations of FIX instructions: (i) market orders with a TIF of "at the close" or (ii) market-on-close orders with a TIF of DAY. No other order types and TIF combinations will be eligible for the IXCC. Direct Subscribers must request that IXCC be enabled by contacting their sales and/or coverage personnel before they can send IXCC Orders. A BofAS algorithm or the BofAS SOR can send IXCC Orders on behalf of Indirect Subscribers. Instinct X evaluates each incoming IXCC Order to determine whether: (i) the Instinct X system is available for trading and (ii) the symbol is available for trading. If so, Instinct X assesses the market conditions applicable to each IXCC Order: (i) the availability of market data (updated in real-time), (ii) the symbol's trading status (updated in real-time), and (iii) whether the time is within Instinct X's trading hours (see Part III, Item 4). If the market conditions are acceptable, Instinct X then evaluates each IXCC Order's required attributes.

IXCC Orders may be received up until the IXCC Offset Time as defined above in Part III, Item 4. Immediately following the IXCC Offset Time, IXCC Orders are matched and Subscribers are notified of the quantity of their orders matched by Instinct X. Any unmatched quantity is cancelled back to the Subscriber at this time. IXCC Orders may only match with other IXCC Orders. They may not match with any other orders or conditional placements. IXCC Orders are prioritized based on (1) size, and then (2) time of receipt.

Subscribers can, but are not required to, apply a MinQty (as defined above in Part III, Item 7) to their IXCC Orders. Subscribers can apply a principal order exclusion (as defined above in Part II, Item 3) to their IXCC Orders. IXCC Orders are subject to the default self-cross prevention feature ~~and opt-out process~~ described above in Part III, Item 14. Subscribers cannot apply segment classification restrictions to their IXCC Orders. The other order characteristics or tags that could affect matching and execution during the regular trading session (see Part III, Item 14), namely Post Only or Volatile Quote Protection, are not relevant to IXCC.

Before IXCC Orders are matched, they can be cancelled or modified. Once IXCC Orders are matched, IXCC Orders cannot be cancelled or modified~~.~~ by the submitter of the order. Once Instinct X receives the official closing price disseminated by the primary listing market for the relevant NMS Stock, matched IXCC Orders will be executed at that price, and the price will be reported to any Subscriber with a matched IXCC Order. If an official closing price for an NMS Stock is not received by 5:00 P.M. Eastern Time, all IXCC Orders to buy or sell that stock will be cancelled. If a closing price for an NMS Stock is announced but taken down by the primary listing exchange without being replaced before 5:00 P.M. Eastern Time, all IXCC Orders to buy or sell that stock will be cancelled. If the primary listing exchange updates the closing price of an NMS Stock at or before 5:00 P.M. EST, Instinct X will adjust the price for any previously executed order, and it will send an updated execution report to the Subscriber that submitted the order. If the primary listing exchange updates the closing price of an NMS Stock after 5:00 P.M. Eastern Time, Instinct X will adjust the execution reports on a T+1 basis.

If a disconnect occurs at or after the IXCC Offset Time, a matched order will not be cancelled, even if the Subscriber has not yet been notified of the execution.

The Error Policy described above in response to Part III, Item 11 also applies to IXCC Orders.

      b.   Is the treatment of orders and trading interest during the close the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

Part III: Manner of Operations

Item 20: Suspension of Trading

a.   Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

Instinct X will accept Subscriber orders and conditional placements but (other than for IXCC Orders) will not cross orders and conditional placements during a regulatory halt, when a symbol is quoted in Limit Up/Limit Down status, or when market data is delayed.

With respect to IXCC Orders, if a LULD or other regulatory halt ~~is in effect during any portion of the time between the IXCC Offset Time and the time the official closing price is disseminated by~~<u>causes</u> the primary listing market for the <u>relevant </u>NMS Stock <u>not to disseminate an official closing price by 5:00 P.M. Eastern Time</u>, the IXCC Orders will be cancelled back unexecuted. If a LULD or other regulatory halt is in effect at the time an IXCC Order is received but lifted before ~~the IXCC Offset~~<u>5:00 P.M. Eastern</u> Time, the IXCC Order will be eligible for matching and execution in the IXCC.

For Trajectory Orders, if a regulatory halt occurs during the duration of the Trajectory Order, Instinct X will cancel the remaining, unexecuted shares of the Trajectory Order. In the event of a symbol entering LULD status, Instinct X will cancel the remaining, unexecuted shares of the Trajectory Order.

Additionally, BofAS can, in its sole discretion, elect to suspend operation of Instinct X at any time, including the suspension of trading in individual NMS stocks for, among other reasons, approaching Regulation ATS Fair Access and Regulation SCI volume thresholds. BofAS will make reasonable efforts to notify Subscribers electronically in a timely manner in the event of such an occurrence. ~~In~~<u>With respect to orders and conditional placements other than IXCC Orders, in</u> the event of a suspension of trading in Instinct X generally or in a particular NMS stock, Instinct X will cancel all existing unexecuted orders and conditional placements and reject any new orders and conditional placements, including Firm-Up Accepts. Orders executed prior to a suspension will be reported to the Subscriber. <u>With respect to IXCC Orders, BofAS can, in its sole discretion, implement a suspension of trading in Instinct X generally or in a particular NMS stock that either (i) triggers immediate cancellation of all unexecuted IXCC Orders and rejects any new IXCC Orders or (ii) rejects new orders but permits existing orders to remain resting in Instinct X unless and until the suspension remains in effect as of 5:00 PM, at which time IXCC Orders will be cancelled back unexecuted.</u>

b.   Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker- Dealer Operator?

☒ Yes   ☐ No